SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Rouse Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

779287101

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

March 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,367 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

2

CUSIP No. 779287101	Page 3 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,367 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

3

CUSIP No. 779287101	Page 4 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON OO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,367 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

4

CUSIP No. 779287101	Page 5 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,725*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 265,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

5

CUSIP No. 779287101	Page 6 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,635*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,635*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 530,635*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

6

CUSIP No. 779287101	Page 7 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,774*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,774*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 177,774*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

7

CUSIP No. 779287101	Page 8 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,393*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,393*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

8

CUSIP No. 779287101	Page 9 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,173*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,173*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 600,173*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

9

CUSIP No. 779287101	Page 10 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,323,616*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,323,616*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,323,616*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

10

CUSIP No. 779287101	Page 11 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,983*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

11

CUSIP No. 779287101	Page 12 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,983*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

12

CUSIP No. 779287101	Page 13 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,983*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

13

CUSIP No. 779287101	Page 14 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON PN

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

14

CUSIP No. 779287101	Page 15 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

15

CUSIP No. 779287101	Page 16 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON PN

*By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,367 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

16

CUSIP No. 779287101	Page 17 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,323,616*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,323,616*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,323,616*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,983 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

17

CUSIP No. 779287101	Page 18 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,983*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

18

CUSIP No. 779287101	Page 19 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,983*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

19

CUSIP No. 779287101	Page 20 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,983*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

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CUSIP No. 779287101	Page 21 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings R 1 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,367*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,367*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

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CUSIP No. 779287101	Page 22 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings R 2 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,323,616*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,323,616*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,323,616*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%*
14	TYPE OF REPORTING PERSON CO

* See Item 5

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Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 relates to the common stock, par value $0.01 per shares (“Common Stock”), of Rouse Properties, Inc. a Delaware Corporation (the “Company”).

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(vi) Brookfield US Holdings Inc. (“US Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(vii) Brookfield US Corporation (“US Corp.”), a Delaware corporation and a wholly-owned subsidiary of US Holdings;

(viii) Brookfield REP GP Inc. (“BRGP”), a Delaware corporation, of which US Corp. is the sole shareholder;

(ix) Brookfield Retail Split LP (“Split LP”), a Delaware limited partnership, of which BRGP is the sole general partner;

(x) Brookfield Retail Holdings LLC (“BRH”), a Delaware limited liability corporation, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(iv) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

23

(xvi) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvii) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xviii) Brookfield Retail Split II LLC (“BR Split II”), a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield of which BRGP is the sole manager;

(xix) Brookfield Retail Holdings VI LLC (“BRH VI”), a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield, of which BR Split II is the sole member and sole manager;

(xx) Brookfield Retail Holdings 1 Inc. (“Holdco 1”), a Maryland corporation and investment holding company of which the Investment Vehicles (as defined below) are the only shareholders; and

(xxi) Brookfield Retail Holdings R 2 Inc. (“Holdco 2”), a Maryland corporation and investment holding company of which BRH VI is the sole shareholder.

Schedule I hereto, with respect to Brookfield, Schedule II hereto, with respect to Partners Limited, Schedule III hereto, with respect to BHC, Schedule IV hereto, with respect to Brookfield Holdings, Schedule V hereto with respect to US Holdings, Schedule VI hereto with respect to US Corp., Schedule VII hereto with respect to BRGP, Schedule VIII hereto with respect to BRH, Schedule IX hereto with respect to BRH II, Schedule X hereto with respect to BRH III, Schedule XI hereto with respect to BRH IV-A, Schedule XII hereto with respect to BRH IV-B, Schedule XIII hereto with respect to BRH IV-C, Schedule XIV hereto with respect to BRH IV-D, Schedule XV hereto with respect to BRH V, Schedule XVI hereto with respect to BR Split II, Schedule XVII hereto with respect to BRH VI, Schedule XVIII with respect to Holdco 1 and Schedule XIX with respect to Holdco 2 set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b) The principal business address of each of Brookfield, Partners Limited and BHC is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of Brookfield Holdings, BAM Canada, US Holdings, US Corp., BRGP, Split LP, BR Split II, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V, BRH VI, Holdco 1 and Holdco 2 is Three World Financial Center, 200 Vesey Street, New York, NY 10281-1021. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV, Schedule XV, Schedule XVI, Schedule XVII, Schedule XVIII and Schedule XIX hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Partners Limited, BHC, Brookfield Holdings, US Holdings, US Corp., is to serve as an investment holding company. The principal business purpose of Holdco 1 is to serve as a holding company for the shares of Common Stock contributed by the Investment Vehicles. The principal business purpose of Holdco 2 is to serve as a holding company for the shares of Common Stock contributed by BRH VI. The principal business of BRGP is to serve as general partner of Split LP. The principal business of Split LP is to make certain investments including investments in the Company. The principal business of BR Split II is to make certain investments including investments in the Company. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D and BRH V (each, an “Investment Vehicle”) is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company. The principal activity of BRH VI is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company, Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII , Schedule XIV, Schedule XV, Schedule XVI, Schedule XVII, Schedule XVIII and Schedule XIX hereto set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

24

(f) Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV, Schedule XV, Schedule XVI, Schedule XVII, Schedule XVIII and Schedule XIX hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended in its entirety as follows:

The shares of Common Stock reported herein by the Reporting Persons were received in connection with, (i) in the case of the Investment Vehicles, the Spin-off (defined in Item 4) and (ii) in the case of Holdco 1 and Holdco 2, the Contribution and Exchange Transaction (defined in Item 4). The Shares acquired by Holdco 1 and Holdco 2 in connection with the Contribution and Exchange Transaction were acquired in exchange for the issuance of common stock of Holdco 1 or Holdco 2, as applicable, and, in the case of Holdco 1, the Note (as defined in Item 4). The numbers of shares of Common Stock received in the Spin-off and the Contribution and Exchange Transaction by or on behalf of each Investment Vehicle, Holdco 1 and Holdco 2 are set forth below.

Reporting Person	Number of Shares of Common Stock	Beneficial Ownership
BRH	2,946,661	8.29%
BRH II	2,012,058	5.66%
BRH III	2,307,948	6.49%
BRH IV-A	265,725	0.75%
BRH IV-B (1)	530,635	1.49%
BRH IV-C (1)	177,774	0.50%
BRH IV-D	178,393	0.50%
BRH V	600,173	1.69%
Total:	9,019,367	25.37%
Holdco 1	9,019,367	25.37%

BRH VI	4,323,616	12.16%
Total:	13,342,983	37.53%
Holdco 2	4,323,616	12.16%

(1)	The shares of Common Stock are held directly by Holdco 1 and indirectly held by Brookfield US Retail Holdings LLC, which owns a number of shares in Holdco 1 proportionate to such number of shares of Common Stock. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held indirectly by Brookfield US Retail Holdings LLC. See Item 6.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to include:

Contribution and Exchange

On March 8, 2012 , each Investment Vehicle contributed the shares of Common Stock directly beneficially owned by each such Investment Vehicle to Holdco 1, a holding company formed for the purpose of holding the shares of Common Stock owned by the Investment Vehicles, pursuant to separate but substantially similar subscription agreements, in the form attached as Exhibit 12 hereto (each, a “Subscription Agreement”).  In exchange for such contribution, each Investment Vehicle acquired (i) shares in Holdco 1 representing a proportionate interest in Holdco 1 equivalent to the number of shares of Common Stock held directly by each Investment Vehicle in the Company prior to the contribution and (ii) pursuant to a loan agreement, in the form attached as Exhibit 13 hereto (the “Loan Agreement”), a note, in the form attached as Exhibit 14 hereto (the “Note”) with Holdco 1 (the “Investment Vehicle Contribution and Exchange”). Following the Investment Vehicle Contribution and Exchange, Holdco 1 directly beneficially owned an aggregate of 9,019,367 shares of Common Stock. On the same date, BRH VI contributed 4,323,616 shares of Common Stock directly and beneficially owned by BRH VI to Holdco 2, a holding company formed for the purpose of holding the shares of Common Stock of BRH VI, pursuant to a Subscription Agreement.  In exchange for such contribution, BRH VI acquired shares in Holdco 2 representing all of the outstanding shares of capital stock of Holdco 2 (the “BRH VI Contribution and Exchange” and, together with the Investment Vehicle Contribution and Exchange, the “Contribution and Exchange Transaction”).  As a result of the Contribution and Exchange Transaction, the rights of each Investment Vehicle and BRH VI with respect to the shares of Common Stock directly held by them prior to the Contribution and Exchange Transaction did not change.

25

The summary contained herein of the Subscription Agreement, Loan Agreement and the Note are not intended to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 12 hereto, the Loan Agreement, a copy of which is filed as Exhibit 13 hereto and the Note, a copy of which is filed as Exhibit 14 hereto which are incorporated herein by reference.

Holdco 1 and Holdco 2 intend to review continuously their respective investments in the Company and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the their continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Company, Holdco 1 and Holdco 2 may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties, concerning matters with respect to the their investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties regarding the Company’s affairs. Based on such review as well as general economic, market and industry conditions and prospects existing at the time, Holdco 1 and Holdco 2 may, from time to time (subject to any then existing legal or contractual limitations), determine to increase their respective ownership of Common Stock (including through the exercise of options to acquire shares of Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of the Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, Holdco 1 and Holdco 2 may sell all or a portion of Common Stock owned by them in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, Holdco 1 and Holdco 2 currently have no intention of selling any shares of Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, Holdco 1 and Holdco 2 have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although each reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on March 8, 2012, the Investment Vehicles beneficially owned, and indirectly held through Holdco 1, the shares of Common Stock indicated on the following table or as described below. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 35,546,639 shares of Common Stock reported by the Company outstanding as of January 23, 2012 following the Spin-off.

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Reporting Person	Common Stock	Beneficial Ownership
BRH	2,946,661	8.29%
BRH II	2,012,058	5.66%
BRH III	2,307,948	6.49%
BRH IV-A	265,725	0.75%
BRH IV-B (1)	530,635	1.49%
BRH IV-C (1)	177,774	0.50%
BRH IV-D	178,393	0.50%
BRH V	600,173	1.69%
Total:	9,019,367	25.37%
Holdco 1	9,019,367	25.37%
(1)	The shares of Common Stock are held directly by Holdco 1 and indirectly held by Brookfield US Retail Holdings LLC, which owns a number of shares in Holdco 1 proportionate to such number of shares of Common Stock. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held indirectly by Brookfield US Retail Holdings LLC. See Item 6.

As of the close of business on March 8, 2012, BRH VI beneficially owned, and indirectly held through Holdco 2, 4,323,616 shares of Common Stock, representing approximately 12.16% of the shares of Common Stock. As a result of the Contribution and Exchange Transaction, Holdco 2 directly beneficially owns and holds such shares. As the manager of BRH VI, BR Split II may be deemed to beneficially own all of the shares of Common Stock held by BRH VI, consisting of 4,323,616 shares of Common Stock, representing approximately 12.16% of the shares of Common Stock.  As direct and indirect controlling persons of BR Split II, each of BRGP, US Corp., US Holdings, and Brookfield may be deemed to share with BR Split II beneficial ownership of such shares of Common Stock.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 9,019,367 shares of Common Stock, collectively representing 25.37% of the Common Stock. As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

Split LP is the non-managing member of BRH. By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 9,019,367 shares of Common Stock owned by the Investment Vehicles, representing approximately 25.37% of the shares of the Common Stock. As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 13,342,983 shares of Common Stock, constituting beneficial ownership of 37.53% of the shares of the Common Stock. Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles.

27

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Other than the receipt of the shares of Common Stock in the Spin-off and the Contribution and Exchange Transaction described in Item 4, (i) none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the date of the Original Schedule 13D and (ii) neither of Holdco 1 and Holdco 2 has effected any transaction in Common Stock during the past sixty (60) days.

(d) As described in Item 4, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles. Pursuant to the terms of the BRH IV-B Agreement and the BRH IV-C Agreement (described in Item 6), BUSRH, as the holder of shares of Common Stock, has agreed to distribute to BRH IV-B and BRH IV-C, as applicable, any distributions or cash payments received by BUSRH with respect to the shares of Common Stock held by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to include the following:

Item 4 and Item 5 of this Amendment No. 1 are hereby incorporated by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on March 12, 2012, with respect to the joint filing of this Amendment No. 1 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 15.

Item 7. Material To Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 12	Form of Subscription Agreement

Exhibit 13	Form of Loan Agreement

Exhibit 14	Form of Note

Exhibit 15	Joint Filing Agreement, dated as of March 12, 2012, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield Retail Holdings VI LLC, Brookfield Retail Holdings R 1 Inc. and Brookfield Retail Holdings R 2 Inc.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2012	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman Title: Senior Managing Partner

Dated: March 12, 2012	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: March 12, 2012	Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 12, 2012	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: March 12, 2012	brookfield retail split lp

	By:	Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 12, 2012	brookfield US Holdings Inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: March 12, 2012	brookfield US Corporation

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL SPLIT II LLC

By: Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS R 1 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: March 12, 2012	BROOKFIELD RETAIL HOLDINGS R 2 INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

SCHEDULE XVIII

Brookfield Retail Holdings R 1 Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman Director and President	Three World Financial Center, 200 Vesey Street New York, NY 10281	Senior Managing Partner Brookfield Asset Management Inc.	USA
William Powell Director and Treasurer	Three World Financial Center, 200 Vesey Street New York, NY 10281	Managing Partner Brookfield Asset Management Inc.	USA
Brett Fox Director and Vice President	Three World Financial Center, 200 Vesey Street New York, NY 10281	Managing Partner Brookfield Asset Management Inc.	USA

SCHEDULE XIX

Brookfield Retail Holdings R 2 Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman Director and President	Three World Financial Center, 200 Vesey Street New York, NY 10281	Senior Managing Partner Brookfield Asset Management Inc.	USA
William Powell Director and Treasurer	Three World Financial Center, 200 Vesey Street New York, NY 10281	Managing Partner Brookfield Asset Management Inc.	USA
Brett Fox Director and Vice President	Three World Financial Center, 200 Vesey Street New York, NY 10281	Managing Partner Brookfield Asset Management Inc.	USA